Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 March 2020

Quarterly Activities Report for the quarter ended 31 March 2020

Melbourne, Australia, 30 April 2020:

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide its Quarterly Activities Report for the period ending 31 March 2020, together with the attached Appendix 4C.

Highlights

•	In light of Covid-19 pandemic costed and planned transitioning of Lab to Covid-19 Testing to be in a position to meet potential demand.
•	Corporate Update and presentation at Biotech Showcase – San Francisco, California
•	Renewal of CLIA and NATA certification to conduct tests for USA and Australia
•	Form F-3 Registration Statement filed with SEC
•	Successful raising of US$3.24m before costs in April
•	Launched our Breast Cancer and Colorectal Cancer Polygenic test kits with new commissioned sales force with early sales halted by pandemic
•	Commenced preparation for Consumer Initiated testing program in the USA to sell our kits to the consumer directly
•	Subsequent to 31 March capital raise increasing net shareholder equity above US$2.5m minimum requirement in response to Nasdaq Delisting Letter
•	Completed Polygenic Risk Score (PRS) on Type 2 Diabetes Test

In light of Covid-19 pandemic, costed and planned transitioning Lab to Covid-19 Testing

In light of the health system focusing on the pandemic, and the challenge in getting doctors to focus on anything other than Covid-19, we looked at GTG’s ability to help the health system around the pandemic. As our existing equipment could be used for Covid-19 testing, we then looked at transitioning our lab over to a Covid-19 testing facility. We conducted costings and scale up exercises, together with implementing the right protocols and systems. If called upon, we could transition across to Covid-19 testing in a very short space of time.

During this period the Company has taken appropriate steps to ensure that all staff safety has been managed to the highest possible standards.

Corporate Update and presentation at Biotech Showcase – San Francisco, California

During the quarter, the Company presented its latest technology and world leading tests at the 2020 JP Morgan Healthcare Conference in January. The presentation coincided with the successful launch of our new tests and the introduction of new management to the US market.

Renewal of CLIA and NATA certification to conduct tests for USA and Australia

Following successful Audit by USA based Clinical Laboratory Improvement Amendments (CLIA) staff who conducted an on-site Audit of the Laboratory in Melbourne Australia, GTG maintains its ability to conduct its suite of Polygenic Risk Tests.

Quarterly Activities Report for the quarter ended 31 March 2020

Form F-3 Registration Statement filed with SEC

The Company on March 16, 2020, filed an initial registration statement that is Form -F3 with the Securities and Exchange Commission to support the capital raising activities which was completed on April 3, 2020.

Launched our Breast Cancer and Colorectal Cancer Polygenic test kits with new commissioned sales force

Hired and trained a new internal sales force to visit doctors and educate them on our Polygenic Risk Score tests and introduce them to preventative health strategies.

We had a very positive response from doctors. Initial test results demonstrated 10% were high risk and 41% were moderate risk. These results will lead to the creation of personalised strategies specifically designed for the patient risk profile. Early indications are that the tests lead to better screening compliance and to the development of personalized screening solutions. This confirms our objective of having a system which is able to focus on preventative health rather than a system that focusses on “after the fact” medicine.

Successful raising of US$3.24m before costs

We had two successful capital raisings in April through our bankers HC Wainwright. in the USA. Despite the climate around Covid-19, we successfully raised US$1.8m and then two weeks later raised US$1.44m. With our cost savings initiatives in place, together with the successful raisings, we believe this is likely to support the retention of our NASDAQ listing.

Initiated a Consumer Initiated program in the USA to sell our kits to the consumer directly

Finalised a short list of potential Telehealth companies that would give us the ability to do Consumer Initiated testing in the USA. Finalised negotiation with the chosen company, and are about to sign the contract. Have finalised a marketing campaign to support the CIT initiative, and are excited to launch the program. This will go hand in hand with appointing a Brand ambassador. We have also scrutinised our costs relating to logistics and testing and are bringing down our costs substantially.

Completed PRS on Type 2 Diabetes Test

Finalising verification process in our Fitzroy Lab, finalized marketing collateral and are planning our launch as soon as we get back to a normal operating environment post Covid-19.

Financial Snapshot

The Company’s net cashflow used in operations for the quarter decreased from $1,491K to $1,483K. The operational expenses mainly comprise of staff costs ($525K) and administration costs ($731K).

The staff costs for the quarter increased from $439K to $525K as a result of hiring of additional personnel to support the business operations including sales and marketing.

The administration costs for the quarter decreased from $1,340K to $731K as a result of cost cutting initiatives taken by the Company.

Subsequent Capital Raise and Receipt of delisting notification letter from Nasdaq.

Quarterly Activities Report for the quarter ended 31 March 2020

On March 13, 2020, the Company received a determination letter (the “Letter”) from Nasdaq indicating that we did not comply with the stockholders’ equity rule. An oral hearing will take place on April 30, 2020. We feel positive with our recent raisings, that we have positioned ourselves for a favorable outcome.

On behalf of Genetic Technologies Limited

Dr George Muchnicki
Interim CEO	Date: 30 April 2020

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Genetic Technologies Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	31 March 2020

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities	5	6
1.1	Receipts from customers
1.2	Payments for	(176)	(620)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(61)	(160)
	(d) leased assets	-	-
	(e) staff costs	(525)	(1,593)
	(f) administration and corporate costs	(731)	(2,995)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	5	16
1.5	Interest and other costs of finance paid	-	(35)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	805
1.8	Other (GST refunded)	-	-
1.9	Net cash from / (used in) operating activities	(1,483)	(4,576)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(5)	(8)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000

2.2	Proceeds from disposal of:	-	-
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	37
	(d) investments	-	43
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(5)	72

3.	Cash flows from financing activities	-	4,500
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(290)	(613)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(290)	3.887

4.	Net increase / (decrease) in cash and cash equivalents for the period	3,277	2,138
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,483)	(4,576)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(5)	72

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 6

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows	Current quarter $A’000	Year to date (9 months) $A’000

4.4	Net cash from / (used in) financing activities (item 3.10 above)	(290)	3,887
4.5	Effect of movement in exchange rates on cash held	4	(18)
4.6	Cash and cash equivalents at end of period	1,503	1,503

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,503	3,277
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,503	3,277

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	64
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 7

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify) – Credit Card	198	13
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		185
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1. Secured – Bank of America, $25,000 facility with interest at 10.75% p.a. 2. Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(1,483)
8.2	Cash and cash equivalents at quarter end (Item 4.6)	1,503
8.3	Unused finance facilities available at quarter end (Item 7.5)	185
8.4	Total available funding (Item 8.2 + Item 8.3)	1,688
8.5	Estimated quarters of funding available (Item 8.4 divided by Item 8.1)	1
8.6	If Item 8.5 is less than 2 quarters, please provide answers to the following questions:
	1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: Yes

2.    Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: GTG has successfully raised A$5.03 million (US$3.24 million) during 2 capital raises in April 2020, providing 3 quarters funding for future operating activities. The Company will disclose the capital raised in next quarter.

	3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: Yes

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 8

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 April 2020

Authorised by:	Justyn Stedwell Company Secretary on behalf of the Board of Directors

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (01/12/19) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 9